Exhibit 99.6

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Moko Social Media Limited

ACN/ARSN	111 082 485

1.	Details of substantial holder(1)

Name	Emrose BV
ACN/ARSN (if applicable)	N/A

The holder ceased to be a substantial holder on	19/06 /2015
The previous notice was given to the company on	04/04 /2014
The previous notice was dated	04/04 /2014

2.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change(4)	Consideration given in relation to change(5)	Class(6)and number of securities affected	Person's votes affected
15/05/2014	Emrose BV	Issue of shares as repayment of a Director Loan provided by Hans De Back to the Company	Nil	2,500,000	2,500,000
18/06/2014	Emrose BV	Share issue as a result of option exercise	$270,000	2,250,000	2,250,000
16/12/2014	Hans de Back	Share purchase	$203,636	1,454,546	1,454,546

12/05/2015 to 15/05/2015	Hans de Back	Share sales	$218,182	(1,454,546)	(1,454,546)
14/05/2015 to 19/06/2015	Emrose BV	Share sales	$1,484,144	(11,416,494)	(11,416,494)

3.	Changes in association

The persons who have become associates (3) of, ceased to be associates of,or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Hans de Back	Director of Emrose BV

4.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Emrose BV and Hans de Back	NOOLSEWEG 21, 1251 GN LAREN, AMSTERDAM, THE NETHERLANDS

Signature

print name	Hans de Back	capacity	Director

sign here			26/06/2015